July 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christina DiAngelo Fettig and Raymond Be

Re:	Apollo Investment Corporation
Pre-Effective Amendment No. 2 on Form N-2, File No. 333-238518

Dear Ms. Fetting and Mr. Be:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Apollo Investment Corporation hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 the above captioned Amended Form N-2 (the “Registration Statement”) so that it will become effective by 4:30 p.m., Eastern Time, on July 17, 2020 or as soon as practicable thereafter.

Very truly yours,

Apollo Investment Corporation

By:	/s/ Gregory W. Hunt
Name:	Gregory W. Hunt
Title:	Chief Financial Officer and Treasurer